                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                 Under the Securities Exchange Act of 1934
                            (Amendment No.          )*
                                          ---------

                          IMPAC MORTGAGE HOLDINGS, INC.
           --------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK $0.01 PAR VALUE
           --------------------------------------------------------
                          (Title of Class of Securities)

                                  45254P-10-2
           --------------------------------------------------------
                                 (CUSIP Number)

                     HOWARD AMSTER, 23811 CHAGRIN BLVD #200,
                     BEACHWOOD OH 44122-5525 (216) 595-1047
           --------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                    3/30/00
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

   NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

   *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

   The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

                              Page 1 of     Pages
                                        ---

CUSIP No.                             13D                 Page     of     Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     HOWARD AMSTER
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                    878800
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                     98700
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                    878800
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                     98700
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     1027500
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*


-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     4.801
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.                             13D                 Page     of     Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     AMSTER TRADING CO
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                     52500
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                     52500
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     26000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*


-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     0.12%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.                             13D                 Page     of     Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     AMSTER TRADING CO CHARITABLE REMAINDER UNITRUST
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     AF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                     26500
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                     26500
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     26500
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*


-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     0.12%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     OO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.                             13D                 Page     of     Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     WILLIAM N COSTARAS
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  / /
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                      4000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                     26500
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                      4000
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                     26500
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     30500
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*


-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     0.14%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.                             13D                 Page     of     Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     TAMRA F GOULD
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     PF
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                     17000
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                     17000
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     17000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*


-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     0.079%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     IN
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.                             13D                 Page     of     Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     PLEASANT LAKE APTS CORP
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                     23000
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                     23000
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     23000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*


-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     0.11%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     CO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.                             13D                 Page     of     Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     PLEASANT LAKES APTS LTD PARTNERSHIP
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                     23000
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                     23000
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     23000
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*


-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     0.11%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     OO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.                             13D                 Page     of     Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     SONIA AMSTER FAMILY LTD PARTNERSHIP
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     00
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power                     23200
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power                     23200
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     23200
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*


-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     0.11%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     OO
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

CUSIP No.                             13D                 Page     of     Pages
          ---------                                            ---    ---


-------------------------------------------------------------------------------
 (1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

     RAMAT SECURITIES LTD
-------------------------------------------------------------------------------
 (2) Check the Appropriate Box if a Member     (a)  / /
     of a Group*                               (b)  /X/
-------------------------------------------------------------------------------
 (3) SEC Use Only

-------------------------------------------------------------------------------
 (4) Source of Funds*

     WC
-------------------------------------------------------------------------------
 (5) Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e)
-------------------------------------------------------------------------------
 (6) Citizenship or Place of Organization

     USA
-------------------------------------------------------------------------------
Number of Shares              (7) Sole Voting
 Beneficially Owned                 Power                     99700
 by Each Reporting           --------------------------------------------------
 Person With                  (8) Shared Voting
                                    Power
                             --------------------------------------------------
                              (9) Sole Dispositive
                                    Power                     99700
                             --------------------------------------------------
                             (10) Shared Dispositive
                                    Power
-------------------------------------------------------------------------------
(11) Aggregate Amount Beneficially Owned by Each Reporting Person

     99700
-------------------------------------------------------------------------------
(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares*


-------------------------------------------------------------------------------
(13) Percent of Class Represented by Amount in Row (11)

     0.467%
-------------------------------------------------------------------------------
(14) Type of Reporting Person*

     BD
-------------------------------------------------------------------------------
                    *SEE INSTRUCTION BEFORE FILLING OUT!

                                   SCHEDULE 13D

CUSIP 45254P-10-2

Item 1.  Security and Issuer                IMPAC MORTGAGE HOLDINGS, INC.
                                            1401 Dove Street,  Newport Beach, California 92660
                                            Joseph R. Tomkinson, Chairman/CEO
                                            (949) 475-3600

Item 2.  Identity and Background

Howard Amster and Tamra F. Gould are husband and wife. Each has independent assets and each disclaims any beneficial ownership in the other's assets.

Howard Amster is a 99% owner of Amster Trading Company and as such can be deemed the beneficial owner of such entity and may be deemed to have shared voting and dispositive power over shares owned by Amster Trading Company.

Howard Amster is a 100% owner of Pleasant Lake Apts Corp and as such can be deemed the beneficial owner of such entity and may be deemed to have shared voting and dispositve power over shares owned by Pleasant Lake Apts Ltd Partnership. Pleasant Lake Apts Corp is the General Partner of Pleasant Lake Apts Ltd Partnership.

Howard Amster is a 83% owner of Ramat Securities Ltd. Howard Amster can be deemed to be a beneficial owner of any securities owned by Ramat Securities Ltd. but because he does not control the voting or dispositive power of any securities owned by Ramat Securities Ltd., Mr. Amster disclaims shared voting power and shared dispositive power of those shares.

Howard Amster is a General Partner of the Sonia K. Amster Family Ltd Partnership and as such can be deemed to be the beneficial owner of such entity and may be deemed to have shared voting and dispositive power over shares owned by the Sonia K. Amster Family Ltd Partnership.

Amster Trading Company Charitable Remainder Unitrusts have been 100% funded by Amster Trading Company. Because Amster Trading Company has the right to change the trustee of the trusts, it can be deemed to have the right to shared voting and dispositive power over any security owned by the trusts. While Amster Trading Co receives certain income distributions from the trusts, the assets owned by the trusts benefits charitable purposes. Amster Trading Company disclaims beneficial ownership of the securities owned by these trusts. William N. Costaras is sole trustee of the Amster Trading Company Charitable Remainder Unitrusts although he has no pecuniary interest in the Trusts and therefore disclaims beneficial ownership of the shares owned by the Trusts. Terry Financial Company, Mr. Costaras's 100% owned corporation also owns stock of the Registrant, but disclaims to be a part of the group filing of this Schedule 13D.

     a)   Howard Amster

     b)   25812 Fairmount Blvd, Beachwood, Ohio 44122

     c) Present principal occupation-Financial Advisor, First Union Securities Securities Brokerage Firm-23811 Chagrin Blvd #200, Beachwood, Oh 44122

     d) Howard Amster has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any)within the last five years.

     e) Howard Amster has not been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.

     f)   USA

     a)   Tamra F. Gould

     b)   25812 Fairmount Blvd, Beachwood, Ohio 44122

     c) Present principal occupation-Securities Trader, Tamar Securities, a Broker Dealer-23811 Chagrin Blvd #200, Beachwood, Ohio 44122

     d) Tamra F. Gould has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.

     e) Tamra F. Gould has not been a party to any civil proceedings of a Judicial or administrative body of competent jurisdiction of the type Described in Item 2 of schedule 13D within the last five years.

     f)   USA

Amster Trading Company, 25812 Fairmount Blvd, Beachwood, Ohio 44122
Investments

     d) Neither the officers, directors, or shareholders of Amster Trading Company have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.

     e) Neither the officers, directors or shareholders of Amster Trading Company have been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction of the type described in
     Item 2 of Schedule 13D within the last five years.

Amster Trading Company Charitable Remainder Unitrusts
22674 Halburton Road, Beachwood, Ohio 44122
Charitable Remainder Unitrusts

     d) Neither the trusts or the trustee of the Amster Trading Company Charitable Remainder Unitrusts have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.

     e) Neither the trusts or the trustee of the Amster Trading Company Charitable Remainer Unitrusts have been a party to any civil proceedings of a judicial or administrative body of competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.

     a) William N. Costaras, as trustee of Amster Trading Company Charitable Remainder Unitrusts

     b)   22674 Halburton Road, Beachwood, Ohio 44122

     c) Present principal occupation-Financial Advisor, First Union Securities, brokerage firm, 23811 Chagrin Blvd #200, Beachwood, Oh 44122

     d) William N. Costaras has not been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.

     e) William N. Costaras has not been a party to any civil proceedings of a judicial or administrative body or competent jurisdiction of the type described in Item 2 of schedule 13D within the last five years.

     f)   USA

     a)   William Costaras as sole shareholder of Terry Financial Company

     b)   22674 Halburton Road, Beachwood, Ohio 44122

     c) Present Principal occupation-financial advisor, First Union Securities, brokerage Firm, 23811 Chagrin Blvd #200, Beachwood, Ohio 44122

     d) Neither the officers, directors, or shareholders of Terry Financial Company have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.

     e) Neither the officers, directors or shareholders of Terry Financial Company have been a party to any civil proceedings of a judicial or administrative body or competent jurisdiction of the type described in Item 2 of Schedule 13D within the last five years.

     f)   U.S.A.

William N. Costaras, individually, who owns 100% of Terry Financial Company disclaim being part of this 13D group although Terry Financial Company owns 4,000 shares or 0.001% of the registrant's common shares as to which he has shared voting and shared dispositive power; and although, as trustee of the Unitrusts, he has shared voting power and shared dispositive power representing 0.12% of the Registrant's common shares as to which he has no pecuniary interest.

Pleasant Lake Apts Corp, 25812 Fairmount Blvd, Beachwood, Ohio 44122

     d) Neither the officers, directors, or shareholders of Pleasant Lake Apts Corp have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.

     e) Neither the officers, directors, or shareholders of Pleasant Lake Apts Corp have been a party to any civil proceedings of a judicial or administrative body or competent jurisdictions of the type described in
     Item 2 of Schedule 13D within the last five years

Pleasant Lake Apts.Ltd Partnership, 7530 Lucerne Dr #101, Middleburg Hts, Ohio 44130

     d) Neither the officers, directors, or partners of Pleasant Lake Apts Ltd Partnership have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.

     e)   Neither the officers, directors, or partners of Pleasant Lake Apts
     Ltd Partnership have been a party to any civil proceedings of a judicial or administrative body or competent jurisdictions of the type described in
     Item 2 of Schedule 13D within the last five years.

Ramat Securities Ltd, 23811 Chagrin Blvd, Suite 200, Beachwood, Ohio 44122 Broker Dealer

     d) Neither the members or unitholders of Ramat Securities Ltd have been convicted in any criminal proceedings (excluding the traffic violations or similar misdemeanors, if any) within the last five years.

     e) Neither the members or unitholders of Ramat Securities Ltd have been a a party to any civil proceedings of a judicial or administrative body or competent jurisdictions of the type described in Item 2 of Schedule 13D within the last five years.

Sonia Amster Family Ltd Partnership, 25812 Fairmount Blvd, Beachwood, Ohio 44122

     d) Neither the partners of the Sonia Amster Family Ltd Partnership have been convicted in any criminal proceedings (excluding traffic violations or similar misdemeanors, if any) within the last five years.

     e) Neither the partners of Sonia Amster Family Ltd Partnership have been a party to any civil proceedings of a judicial or administrative body or competent jurisdictions of the type described in Item 2 Schedule 13D within the last five years.

Item 3.  Souce and Amount of Funds or Other Consideration

Howard Amster, in his personal and individual retirement accounts purchased all the Impac Mortgage Holding, Inc. common stock with personal funds without borrowing.

the total consideration of the purchases is $ 3,589,168.79.

Amster Trading Company purchased all the Impac Mortgage Holding, Inc. common stock with working capital without borrowing.

The total consideration of the purchases is $ 143,306.32.

Amster Trading Company Charitable Remainder Unitrusts purchased all the Impac Mortgage Holding, Inc. common stock with trust assets without borrowing.

The total consideration for the purchases is $ 142,325.13.

Terry Financial Company purchased all the Impac Mortgage Holding, Inc. common stock with working capital without borrowing.

The total consideration of the purchase was $ 20,253.42.

Tamra F. Gould in her individual retirement account purchased all the Impac Mortgage Holding, Inc. common stock with personal funds without borrowing.

The total consideration for the purchases is $ 65,719.73.

Sonia Amster Family Ltd Partnership purchased all the Impac Mortgage Holding, Inc. common stock with partnership funds without borrowing.

The total consideration of the purchases is $ 123,156.30.

Pleasant Lake Apts. Ltd Partnership purchased all the Impac Mortgage Holding, Inc. common stock with partnership funds without borrowing.

The total consideration of the purchases is $ 108,344.43.

Ramat Securities Ltd purchased all the Impac Mortgage Holding, Inc. common stock with working capital without borrowing.

The total consideration of the purchases is $ 490,391.19.

Item 4.  Purpose of Transaction.

Howard Amster, Amster Trading Company, Amster Trading Company Charitable Remainder Unitrusts, Tamra F. Gould, Sonia Amster Ltd Partnership, Pleasant Lakes Apts Ltd Partnership, Ramat Securities Ltd acquired their shares for purposes of investment. They may be deemed to be a group. William N. Costaras and his wholly owned Terry Financial Company disclaim being part of any group.

There are no present plans or proposals by any of the purchasers of record or the beneficial owners as reported in this Schedule 13D which relate to or would result in the following:

     a) The acquisition by any person of additional securities of the issuer, or the disposition of securities of the issuer provided, however, the reporting person might acquire additional shares or other securities of the issuer or dispose of some or all of their shares depending upon market conditions and their personal circumstances;

     b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

     c) A sale or transfer of a material amount of assets of the issuer or any of its subsidiaries;

     d) any change in the present board of directors or management of the issuer, including any plans or proposals to change the number of terms of directors or to fill any existing vacancies on the board;

     e) Any material change in the present capitalization or dividend policy of the issuer;

     f)   Any other material in the issuer's business or corporate structure;

     g) Changes in the issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     h) Causing a class of securities of the issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     i) A class of equity securities of the issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

     j)   Any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer

(a)(b) The aggregate amount owned by the Reporting Persons is 1,094,200 shares or 5.112% of the outstanding shares.

Howard Amster in his own name and individual retirement accounts owns 878,800 shares or 4.106% outstanding shares.

Amster Trading Company owns 26,000 shares or 0.12% of the outstanding shares.

Amster Trading Company Charitable Remainder Unitrusts owns 26,500 shares or 0.12% of the outstanding shares. William N. Costaras is the sole trustee of Amster Trading Company Charitable Remainder Unitrusts but disclaims beneficial ownership of those shares. Terry Financial Company (100% owned by William N. Costaras) owns 4,000 shares or 0.01% of the outstanding shares.

Tamra F. Gould owns in her individual retirement account 17,000 shares or 0.079% of the outstanding shares.

Pleasant Lake Apts Ltd Partnership owns 23,000 shares or 0.11% of the outstanding shares.

Sonia Amster Family Ltd Partnership owns 23,200 shares or 0.11% of the outstanding shares.

Ramat Securities Ltd owns 99,700 shares or 0.467% of the outstanding shares.

The above excludes 4,000 shares owned by Terry Financial Company.

c) The following table reflects dates bought, shares and price. All trades were executed by Everen Securities. On October 1, 1999 Everen Securities and Wheat First Union joined forces to become First Union Securities, a division of First Union Securities, Inc., a non-bank affiliate of First Union Corp. Trades after 9/30/99 are with First Union Securities except as where noted. Shares executed on A.S.E.

Howard Amster and his individual retirement accounts.

12/28/98          30000    4.3733
12/29/98          22700    4.2021           12/7/99             1400   3.5625
5/3/99            18000    5.3125           12/8/99            20000   3.5781
5/25/99           10400    5.428            12/9/99             4500   3.5
5/26/99            3000    5.375            12/10/99            7000   3.5625  *Executed
6/29/99            6000    5.4375           12/10/99            3000   3.5979       with
7/1/99            56000    5.373            12/13/99            6200   3.5625   Bear Stearns
7/2/99             7000    5.4732           12/14/99            2300   3.5625
7/6/99            19700    5.5              12/15/99            7300   3.5625
9/27/99            4400    4.6335           2/1/00              6300   3.9375
9/28/99            6600    4.5625           2/9/00             27700   3.6875
9/30/99            9000    4.6875           2/11/00           100000   3.5625
10/26/99           5000    4.4375           2/15/00            32200   3.5625
10/27/99           4500    4.3945           2/16/00            15000   3.5625
11/1/99            3200    4.125            2/17/00            87600   3.5143
11/2/99           35000    4.25             2/18/00             5400   3.5
11/3/99           30000    4.2292           2/22/00            35800   3.499
11/4/99            7900    4.1875*Executed with Bear Stearns
11/10/99          35000    4.0525           2/23/00            21600   3.375
11/11/99          22300    4.1875           2/24/00            17500   3.3125
11/12/99          20400    4.2178           2/25/00             2500   3.3125
11/15/99          11900    4.25             3/1/00             15000   3.1875
11/16/99          21200    4.4864           3/30/00             9800   3.4375
11/17/99          21700    4.4055           3/31/00            14500   3.5
11/18/99          23500    4.2255           4/3/00              1800   3.4375

Amster Trading Company
6/22/99           15200    5.4375           6/23/99            10800   5.5

Amster Trading Company Charitable Remainder Unitrust
5/24/99           20000    5.625            10/27/99            6500   4.3945

Tamra F. Gould, Individual Retirement Account
10/16/98          17000    3.8446

Sonia Amster Family Ltd Partnership
6/29/99           20000    5.4375           11/5/99             3200   4.1875

Pleasant Lake Apts Ltd Partnership
11/2/98           23000    4.6893

Ramat Securities Ltd
10/16/98          16100    3.8651           3/4/99              5000   5.5855
11/2/98           25000    4.7059           4/28/99            22000   5.7586
1/12/99           18500    4.7083           7/1/99              9000   5.5238
1/13/99            4100    4.6532

Item 6 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships with respect to securities of the issuer with any persons except as set forth In items 2, 3, 5 above.

Item 7  Material to be filed as exhibits.            None

Signature         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.



Date: 4/3/00

    /s/                            /s/                                 /s/
Howard Amster              Amster Trading Company             by William N. Costaras, trustee
                                                              Amster Trading Company
                                                              Charitable Remainder Unitrust

    /s/                            /s/                                 /s/
Tamra F. Gould             Sonia Amster Family                Pleasant Lake Apts
                           Ltd Partnership                    Ltd Partnership


    /s/                           /s/
Ramat Securities Ltd       Pleasant Lakes Apts Corp